NAVSIGHT HOLDINGS, INC.

12020 Sunrise Valley Drive

Suite 100

Reston, Virginia 20191

September 4, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ron Alper

RE:	NavSight Holdings, Inc.
Registration Statement on Form S-1
File No. 333-240100

Dear Mr. Alper:

NavSight Holdings, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, September 9, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes William N. Haddad of Venable LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, we respectfully request that we be notified of such effectiveness by a telephone call to William N. Haddad of Venable LLP, counsel to the Registrant, at (212) 503-9812 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Very truly yours,

NAVSIGHT HOLDINGS, INC.

By:	/s/ Jack Pearlstein
Name:	Jack Pearlstein
Title:	Chief Financial Officer

cc:	William N. Haddad, Venable LLP
Harald Halbhuber, Shearman & Sterling LLP

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